Ropes & Gray LLP

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WRITER'S DIRECT DIAL NUMBER: (415) 315-6366

January 15, 2021

VIA EDGAR

Mr. David Manion Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	Registrant:	Sterling Capital Funds
	File Nos.:	033-49098 and 811-06719
	Filing Type:	Form N-CSR
	Filing Date:	December 3, 2020

Dear Mr. Manion:

This letter is provided in response to oral comments provided to the undersigned by you on December 18, 2020 regarding your review of Form N-CSR of Sterling Capital Funds (the “Trust,” and each series thereof, a “Fund”) dated September 30, 2020 and filed on December 3, 2020. The comments of the staff (the “Staff”) of the Securities and Exchange Commission and the Trust’s responses are set forth below.

Comment 1:	In the “Fund Summary” section for Sterling Capital Stratton Small Cap Value Fund, the Annual Report states that the Fund’s Institutional Shares outperformed its current benchmark, the Russell 2000 Value Index, during the 12-month period between October 1, 2019 and September 30, 2020. In the “Average Annual Total Returns” table, the benchmark listed is the Russell 2000 Index, and the 1 year returns for the Russell 2000 Index is higher than the 1 year returns for the Fund’s Institutional Shares. Please discuss how the Fund outperformed its benchmark for the 1 year period and state which index is the Fund’s benchmark.

Response:	The Fund’s benchmark is the Russell 2000 Value Index. The Russell 2000 Value Index had average annual returns for the 1 year period ending September 30, 2020 of -14.88%. The average annual returns for the Fund’s Institutional Shares 1 year period was -12.59%; therefore, the Fund’s Institutional Shares outperformed its current benchmark for the period. The “Average Annual Total Returns” table listed the performance information for the incorrect benchmark, and the Trust will correct the table in the Trust’s annual report for the fiscal year ending September 30, 2021.

Comment 2:	In the “Notes to Financial Statements,” under Note 3, “Purchases and Sales of Securities,” the Funds that have redemptions in-kind during the period have the following language, “During the fiscal year ended September 30, 2020, the [Fund] permitted an in-kind redemption of its shares, accepting redemption for such shares in the form of securities that are permissible investments of the Fund.” In future reports, please clarify or modify the statement, “accepting redemption for such shares in the form of securities that are permissible investments of the Fund.”

Response:	The Trust will make the requested change in the next semi-annual report filing of the Trust.

Comment 3:	In the “Notes to Financial Statements,” under Note 4, “Investments in Affiliated Issuers,” please roll forward the value of investments in affiliated issuers, instead of rolling forward the shares, in accordance with Regulation S-X Item 12-14, footnote 1.B.

Response:	The Trust will make the requested change in the next semi-annual report filing of the Trust.

Comment 4:	In the “Notes to Financial Statements,” under Note 7, “Line of Credit,” please clarify in some manner how the average loan balance was calculated. In other words, was the average over the one year period?

Response:	The average loan balance was calculated by taking the sum of the loans outstanding for each day divided by the number of days the loans were outstanding. The Trust will clarify this in the next semi-annual report filing of the Trust.

If you have any further questions or comments, please do not hesitate to call me at (415) 315-6366.

Sincerely,

/s/ Colleen Meyer

Colleen Meyer